1(212) 318-6906

michaelzuppone@paulhastings.com

April 11, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos

Re:	The LGL Group Inc. Preliminary Proxy Statement on Schedule 14A (File No. 001-00106) filed on February 14, 2022

Dear : Dear Mr. Chinos:

On behalf of our client, The LGL Group Inc. (the “Company”), we are transmitting for filing Amendment No. 1 to the Company’s proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement solicits proxies with respect to the proposed spin off of its subsidiary of M-tron Industries, Inc (“Mtron”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to the comment below received from the Staff conveyed by letter dated February 23, 2022 relating to the Company’s preliminary proxy statement filed with the Commission on February 14, 2022.  The Staff’s comment is set forth in italics below and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed on February 14, 2022

General

1.	Please update your filing to include the information required by Item 13 and Item 14 of Schedule 14A, as it relates to the spin-off transaction.

Response:

In response to the Staff’s comments, please note that the Company has included historical and pro forma financial statements and financial information through fiscal year end December 31, 2021 and otherwise has included the information required by Item 14 of Schedule 14A, treating the Company as the acquiring company for purposes of paragraph (c)(1) (and Part B. of Form S-4 (Information with Respect to the Registrant incorporated therein)) and Mtron as the acquired company for purposes of paragraph (c)(2) (and Part C. of Form S-4 (Information with Respect to the Company being Acquired incorporated therein)).

The information required by Parts B and C of Form S-4 referenced above is included, respectively, within Appendix B (the Company’s Form 10-K for the fiscal year ended December 31, 2021) and Appendix A (Information Statement with respect to Mtron to be disseminated in definitive form to the Company’s stockholders of record in connection with the spin off in accordance with Staff Legal Bulletin No. 4). The appendices are included in and part of the Proxy Statements.

April 11, 2022

We advise the Staff that the Information Statement with respect to Mtron is also intended to satisfy the information requirements of the Commission’s Registration Statement on Form 10 since the Company plans to have the shares of common stock of Mtron listed in the NYSE American in connection with the spin off. The Information Statement will be included as an exhibit to the Form 10, the text of which will incorporated by reference into the Form 10 in response to the line item disclosure requirements. The Company plans to file the Form 10 concurrently with the filing of Amendment No. 2 to the Proxy Statement.

Please do not hesitate to contact me at (212) 318-6906 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely, Michael L. Zuppone of PAUL HASTINGS LLP

MLZ